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                                                                    Exhibit 20.4


                                          Simula Inc.


[SIMULA LOGO]                             2625 South Plaza Drive
                                          Suite 100
                                          Tempe, Arizona 85282 USA
                                          voice: 602.631.4005  fax: 602.631.9005

                                          WWW.SIMULA.COM

Investor Relations Contact:               Simula Contact:
Stephen Axelrod                           Bradley P. Forst
Wolfe Axelrod Weinberger                  Chief Executive Officer
212-370-4500                              602-631-4005


                    SIMULA ANNOUNCES PRELIMINARY 2002 RESULTS

             COMPANY POSTS TOP LINE GROWTH AND RECORD PRE-TAX INCOME

TEMPE, ARIZONA -- FEBRUARY 12, 2003, SIMULA INC. (AMEX: SMU) said today that it expects to report revenue growth and record-level pre-tax income for 2002, making it the Company's best year in its 27 year history.

Revenues are expected to be approximately $115 million. Consolidated revenues grew approximately 7% as compared to 2001. Consolidated revenue from continuing businesses grew approximately 13% as compared to 2001, excluding approximately $5 million of 2001 revenues from an airline softgoods business that was sold in late 2001. Defense Segment revenues grew approximately 15% as compared to 2001.

Pre-tax income from continuing operations for 2002 is expected to be in excess of approximately $4.6 million. Both of the Company's operating segments, Aerospace & Defense and Commercial (Automotive) were profitable.

2002 results were positively impacted in the fourth quarter by a one-time settlement payment of $3 million received from one of the Company's Tier I automotive suppliers. 2002 results were negatively impacted by one-time expenses for restructuring of approximately $1.1 million. Excluding the one-time payment and one-time restructuring expenses the Company nevertheless expects positive pre-tax income in excess of approximately $2.7 million, in line with analyst expectations.

The Company was cash flow positive in 2002. EBITDA for 2002 is expected to be in excess of approximately $17.5 million.

The Company expects to report that it was in compliance with all EBITDA and related financial ratios for loan covenants at December 31, 2002.

In the event that the Company completes one or more asset sales prior to filing its final 2002 year-end results, it expects that such transactions may significantly effect financial statement presentation. The Company expects to release audited year-end results as part of its Form 10-K on or about March 31, 2003.

Simula designs and makes systems and devices that save human lives. Its core markets are military aviation safety, military personnel safety, and land vehicle safety. Simula's core technologies include emergency bailout parachutes, personnel protective equipment, energy-
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absorbing seating systems, inflatable restraints, advanced polymer materials, and lightweight transparent and opaque armor products. For more information, go to www.simula.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that involve risks and uncertainties that may cause the Company's actual experience to differ materially from that which is anticipated. These forward-looking statements include statements about expected financial results for FY2002. Results are subject to audit and presentation in the Company's Annual Report on Form 10-K. Developments with respect to the sale of asset transactions, sale or merger of the Company, and debt maturities, may significantly effect financial statement presentation. Actual results may differ materially from those expected. Additional risks include those described herein and in the Company's registration statements and periodic reports filed with the U.S. Securities and Exchange Commission.